UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Xyratex Ltd

(Exact name of the registrant as specified in its charter)

Bermuda	001-35766	N/A
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Langstone Road, Havant PO9 1SA, United Kingdom	N/A
(Address of principal executive offices)	(Zip code)

Kenneth M. Massaroni (408) 658-1280

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Item 1.02 – Exhibit

A copy of Xyratex Ltd’s Conflict Minerals Report is provided as Exhibit 1.02 to this Report on Form SD and is publicly available on the website of Seagate Technology plc, which acquired Xyratex Ltd on March 31, 2014, at http://www.seagate.com/about/global-citizenship/.

The status of conflict minerals contained within Xyratex Ltd’s products that are necessary to their production or functionality is DRC conflict undeterminable for calendar year 2013.

Section 2 – Exhibit

Exhibit 1.02 – Conflict Minerals Report (incorporated by reference to the portions of Exhibit 1.02 to the report on Form SD filed with the Commission by Seagate Technology plc (Commission File Number 001-31560) on May 30, 2014 that appear under the headings “Addendum: Xyratex” and “Cautionary Note Regarding Forward-Looking Statements”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Xyratex Ltd

(Registrant)

By:	/s/ PATRICK J. O’MALLEY	5/30/2014
(Date)
Name:	Patrick J. O’Malley
Title:	Executive Vice President and Chief Financial Officer

Exhibit

Exhibit 1.02 – Conflict Minerals Report (incorporated by reference to the portions of Exhibit 1.02 to the report on Form SD filed with the Commission by Seagate Technology plc (Commission File Number 001-31560) on May 30, 2014 that appear under the headings “Addendum: Xyratex” and “Cautionary Note Regarding Forward-Looking Statements”)